

May 7, 2013

Via E-mail
Mr. James B. Flaws
Vice Chairman and Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

> **RE: Corning Incorporated**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 13, 2013**
> **File No. 1-3247**

Dear Mr. Flaws:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

2. Please provide a more detailed analysis of the factors that impact your operations, including a complete discussion of known or anticipated trends that may continue to have

an impact on sales, profit margins, selling, general and administrative expenses, etc.
Your discussion and analysis should provide investors with sufficient information to
understand the historical trends and the expectations for the future as seen through the
eyes of management. We noted the following issues with regard to your discussion:

- On page 19 you disclose that sales in the Specialty Materials segment increased by
double-digits due to the strong demand for Corning Gorilla Glass. On page 24 you
disclose that within your Display Technologies segment retail demand for larger-
sized LCD televisions drove a double-digit increase in volume. Describing your
growth as "double digit" is ambiguous and could imply growth between 10% and
99%. Please quantify percentages, rather than describing amounts as "double digit."
- On page 24 you disclose that the Display Technologies segment's decrease in net
sales in 2012 reflects significant price declines which occurred in the fourth quarter of
2011 and the first quarter of 2012. You further indicate the increase in volume
resulting from retail demand for your larger-sized LCD televisions "slightly offset"
the price declines. Please expand your disclosures to quantitatively describe the
dollar impact that price and volume variances had on Display Technologies' net sales.
- On page 25 you disclose that net sales for the Telecommunications segment were up
slightly for 2012 as compared for 2011 and you disclose the contributing factors.
Please quantify the impact of each contributing factor that you identify.
- On page 26 you disclose that net sales of the Environmental Technologies segment
declined, in part, due to the negative impact of foreign exchange rate movements.
Please quantify the impact that foreign exchange rates had on Environmental
Technologies' net sales and results of operations.

The above examples are only meant to highlight areas where additional information
would have been beneficial to investors. Please address these comments as they relate to
your consolidated and segment results of operations. Refer to Section 501.04 of the
Financial Reporting Codification and SEC Release 33-8350 for guidance. Please show
us in your supplemental response what the revisions will look like in future filings.

Cash Flows, page 29

2012 vs. 2011

3. You indicate that a net positive change in working capital effected operating cash flow.
Please expand your disclosures to discuss the material underlying components of working
capital and the reasons for material changes in these components. In addition, please
explain how the decrease in your accounts payable and other current liabilities from 2011
to 2012 as reflected in your consolidated balance sheets resulted in $189 net cash
provided by operations in 2012.

Corning Incorporated Consolidated Financial Statements, page 45

Note 20 Reportable Segments, page 83

4. Please report the revenues from external customers for each product and service or each group of similar products. Refer to ASC 280-10-50-40 for guidance.

5. We note that you have identified your Environmental Technologies reportable segment as being the result of the aggregation of two operating segments. In light of the significance of your Display Technologies segment, please confirm that you do not have operating segments underlying this reportable segment. In addition, in light of your discussion on page 33 regarding your goodwill impairment testing within the Specialty Metals segment, please confirm that the businesses you refer to do not meet the definition of an operating segment. Refer to ASC 280-10-50-1.   Please provide us with a representative copy of your monthly CODM reporting packages as well as the financial information that you regularly provide to your Board of Directors.

Dow Corning Corporation and Subsidiaries Consolidated Financial Statements, page 91

Note 14 Deferred Revenue, page 112

6. We note that under certain long-term product sales agreements, customers were obligated to purchase minimum quantities of product and make specified payments. Most of these product sales agreements extended over various periods and prior to 2012 the revenue associated with the agreements had been recognized using the average sales price over the life of the agreements. Under the average price methodology, differences between amounts invoiced to customers under the agreements and amounts recognized using the average price methodology were reported as deferred revenue in the consolidated balance sheets. After a series of amendments to the agreements in 2012, you concluded that future sales prices were no longer fixed and determinable and discontinued the use of the average price methodology. For the year ended December 31, 2012 and periods thereafter, the revenue associated with these product sales agreements is recognized using invoice-based pricing with a ratable recognition of existing deferred revenue amounts. Please address the following:

    • Provide us with a representative copy of the 2012 amended agreement. With reference to the specific terms of the amended agreement, provide support for your accounting. In this regard, please specifically identify the authoritative literature you are relying on to ratably recognize the existing deferred revenue amounts;
    • Quantify the amount of deferred revenue recognized in 2012 under this new accounting policy and show us how you determined the appropriateness of the amount to be recognized; and

- Quantify the current and long-term portion of your deferred revenues as of December 31, 2012 that relate to these amended long-term sales agreements.

Form 10-Q for the Quarter Ended March 31, 2013

Item 1. Financial Statements, page 3

Note 9 Investments, page 16

7. You indicate under the Equity in Earnings of Affiliated Company section of Management's Discussion and Analysis on page 35 that overcapacity at all levels of the solar industry supply chain resulted in further declines in volume and price at Hemlock. You further indicate that Dow Corning continues to monitor events and circumstances for potential triggering events for indicators of impairment. Please confirm that the undiscounted cash flow analysis performed by Dow Corning's management in the fourth quarter of 2012 assumed this further decline in volume and price at Hemlock. If not, please address whether this continued deterioration of financial results is an indicator of impairment such that the Company must assess whether the carrying amount of its investment in Dow Corning is recoverable as of March 31, 2013. Refer to ASC 323-10-35-31 and 32.

Item 2. Management's Discussion and Analysis, page 32

Reconciliation of Non-GAAP Measures, page 38

8. We note that in the first quarter of 2013 you elected to change your method of recognizing actuarial gains and losses for your defined benefit pension plans.   You state that you will recognize the change in the fair value of plan assets in full and net actuarial gains and losses outside of the corridor annually in the fourth quarter of each year and whenever the plan is remeasured.   It appears, based on footnote (8) to your reconciliation of non-GAAP measures, that you intend to adjust certain of your non-GAAP Core Performance measures to remove these actuarial gains and losses. Any future filings which include such adjustments should include the following disclosures to ensure transparency and clarity:

- State qualitatively what the adjustment represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial gains or losses in your historical financial statements.
- Provide quantitative context for the actual and expected plan asset returns. Specifically, disclose the actual return on plan assets amount and corresponding percentage that has been removed in arriving at the non-GAAP financial measure as well as the expected return on plan assets amount and related percentage that is now reflected in the non-GAAP financial measure; and

- Disclose why management believes the inclusion of this adjustment to your non-GAAP measure provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K.

9. As set forth in footnote (3) to your reconciliation of non-GAAP measures, we note that you eliminate the results of Dow Corning Corporation's consolidated subsidiary, Hemlock, to remove the non-operating items and events which have caused severe unpredictability and instability in earnings over the past eighteen months, and are expected to continue into the future. Please address the following:

- Please address the appropriateness of identifying the equity in earnings of Dow Corning Corporation that relates to Hemlock as non-operating. Specifically address how the consolidated results of Hemlock, as reflected in Dow Corning's consolidated financial statements, can be considered non-operating; and
- Provide support for your statement that the events identified are unrelated to Hemlock's core operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, the undersigned Accounting Branch Chief at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief